September 25, 2008

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

Dear Brian,

By way of response to your comment letter of July, 17, 2008 we are enclosing the following:

1.)	Amendment No. 1 to Item 8A(T) of our Form 10K Annual Report. The enclosed report will replace in its entirety the language that is currently on file.

2.)	Amended certifications by the Chief Executive Officer and Chief Financial Officer.

3.)	Amendment No. 1 to Item 3 of our Form 10Q dated March 31, 2008

4.)	Amended certifications by the Chief Executive Officer and Chief Financial Officer dated September 25, 2008.

5.)	Amendment No. 1 to Item 3 of our Form 10Q dated June 30, 2008

6.)	Amended certifications by the Chief Executive Officer and Chief Financial Officer dated September 25, 2008.

We are aware that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David D. Downing
David D. Downing
Chief Financial Officer

4625 CREEKSTONE DRIVE    SUITE 130    RESEARCH TRIANGLE PARK    DURHAM, NC 27703 USA
Telephone: (919) 474-9700         www.cyberlux.com          Fax: (919) 474-9712